SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                               ROSE'S STORES, INC.
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                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of class of securities)

                                    777764309
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 18, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 777764309                 13D           Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                        WC, 00
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,312,036
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,312,036
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,312,036
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           15.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 777764309                 13D           Page 3 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        PF, 00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,317,036
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           - 0 -
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,317,036
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,317,036
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            15.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 777764309                 13D           Page 4 of 5 Pages
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         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

                  Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,312,036 Shares of Common Stock owned by Steel Partners II is $1,374,376. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 5,000 Shares of Common Stock purchased by Mr. Lichtenstein is $8,281 and came from his personal funds.

                  Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,575,331 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended April 26, 1997. Such report disclosed, however, that 424,503 shares are held in escrow pending resolution of certain disputed claims. To the extent that escrowed shares of Common Stock are not used to satisfy claims, such shares will revert to the Issuer and will be returned or held in the treasury of the Issuer, however, the Issuer believes that if all claims are resolved in accordance with the Issuer's records, there will be 8,600,590 shares of Common Stock outstanding.

                  As of the close of business on August 18, 1997, Steel Partners II beneficially owns 1,312,036 Shares of Common Stock, constituting approximately 15.3% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,317,036 Shares, representing approximately 15.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 5,000 Shares owned by him and the 1,312,036 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  Item 5(c) is amended by adding the following:

                  (c) On August 18, 1997, Steel Partners purchased 848,036 Shares for $780,193.12, or $.92 per share. Except as set forth above, no Reporting Person has engaged in any transactions in the Issuer's Common Stock since filing the Schedule 13D on July 22, 1997.

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CUSIP No. 777764309                 13D           Page 5 of 5 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 19, 1997                STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          --------------------------
                                          Warren G. Lichtenstein,
                                          Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       --------------------------
                                         WARREN G. LICHTENSTEIN